UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 21, 2019

WORLD TREE USA, LLC
(Exact name of issuer as specified in its charter)

Nevada	37-1785781
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1910 S. Stapley Drive, Suite 221, Mesa, AZ 85204

(Full mailing address of principal executive offices)

(888) 693-TREE 8733

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Series A 2019 Eco-Tree Units

Explanatory Note

World Tree USA, LLC (the “Issuer”) is a Nevada limited liability company managed by World Tree Technologies, Inc. (the “Manager”), a Nevada corporation.

Item 7. Departure of Certain Officers

On November 6, 2019, the Manager accepted the resignation of Shelly Befumo, the Manager’s Corporate Secretary.

On December 2, 2019, the Manager accepted the resignation of Wendy Burton, the Manager’s Chief Executive Officer. Ms. Burton remains Chairman of the Board of Directors of the Manager.

Item 9. Other Events

On October 21, 2019, the Manager appointed Deborah Cullen as Chief Financial Officer of the Manager and such appointment was accepted by Ms. Cullen.

On December 2, 2019, the Manager appointed Douglas Willmore as Chief Executive Officer of the Manager as well as Chief Executive Officer of the Issuer and such appointments were accepted by Mr. Willmore.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

World Tree USA, LLC

(Exact name of issuer as specified in its charter)

By: /s/ Douglas Willmore, CEO

(Signature and Title)

January 28, 2020

(Date)

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